Exhibit 99.1

GOLDBELT ANNOUNCES ANNUAL RESULTS AND BRIDGE
FINANCING

Toronto, Ontario – (September 10, 2007) Goldbelt Resources Ltd. (TSX: GLD) today reported its financial results for the year ended June 30, 2007. The Consolidated Financial Statements along with the Management Discussion and Analysis have been filed with SEDAR (www.sedar.com) and can be viewed on the Company's website at www.goldbeltresources.com.

The Company is also pleased to announce that it has entered into an arrangement for an $8,000,000 Bridge Financing Facility and a $3,000,000 Demand Facility with Macquarie Bank Limited (“Macquarie”). The Demand Facility was finalized earlier this week and the funds drawn by Goldbelt. The Bridge Financing Facility should be finalized later this month subject to documentation, security and conditions precedents. The first draw on the Bridge Financing Facility will be used for repayment and cancellation of the Demand Facility. The proceeds will be used to assist in funding expenditures in relation to completion of the bankable feasibility study and other activities. The lenders subscribed for 468,668 common shares of Goldbelt by way of private placement in connection with the debt facility.

Macquarie is a leading provider of financing for the global resources industry. Macquarie has extensive experience in providing debt financing to precious and base metal projects worldwide.

Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in Burkina Faso.  The common shares of Goldbelt are traded on the TSX under the symbol GLD.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Tom Holder”
Tom Holder
Chief Financial Officer

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.